FORM AW
nordic american offshore ltd.
LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda
October 17, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	Nordic American Offshore Ltd. Application for Withdrawal Post-Effective Amendment No.1 to Registration Statement on Form F-3 (File No. 333-208592) Filed September 28, 2016
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Nordic American Offshore Ltd. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Post-Effective Amendment No.1 to the registration statement on Form F-3 (File No.333-208592), filed on September 28, 2016 (the "Post-Effective Amendment"). Pursuant to a comment letter received from the Staff of the Commission, dated September 28, 2018, the Company has decided to withdraw the Post-Effective Amendment. None of the Company's securities were sold pursuant to the Post-Effective Amendment.
Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment (the "Order") effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company's legal counsel, Gary J. Wolfe of Seward & Kissel LLP, via email at wolfe@sewkis.com.
If you have any questions regarding this application, please contact Gary J. Wolfe of Seward & Kissel LLP by telephone at (212) 574-1223 or by email at wolfe@sewkis.com.
Sincerely,
NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Executive Chairman